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August 12, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NW

Washington, DC 20549

Re:	Pivotal Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 26, 2019
File No.: 333-232238

Ladies and Gentlemen:

On behalf of Pivotal Acquisition Corp. (“Pivotal”), we respond as follows to the Staff’s comment letter, dated August 9, 2019, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Pivotal’s response to each comment immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form S-4 filed July 26, 2019

Questions and Answers About the Proposals

Pro Forma Combined Statement of Operations, page 90

1.

Please refer to our prior comment 15. While we note your disclosure that CIM agreed to terminate their agreement upon the business combination, it does not appear to be a condition of the merger itself. Therefore, please clarify how you determined that the termination of the contract is directly attributable to the transaction and factually supportable.

Securities and Exchange Commission

August 12, 2019

We advise the Staff that Section 4.1 (Conduct of Business by the Company, Parent and Merger Sub) of the Merger Agreement provides that [the Company, Parent and Merger Sub] shall not undertake various actions unless required or permitted pursuant to Schedule 4.1 of the Merger Agreement. Schedule 4.1 of the Merger Agreement states that “[t]he Consulting Services Agreement, dated December 22, 2015, by and between LDisc Holdings, LLC and Carlyle Investment Management, L.L.C. will be terminated as of the [consummation of the Merger] and all amounts accrued thereunder shall be paid off in connection with such termination.” On this basis, the Company believes that the termination of the Consulting Services Agreement with CIM is directly attributable to the transaction because the relevant parties agreed to terminate the Consulting Services Agreement in connection with the Merger. Additionally, the Company believes the termination of the Consulting Services Agreement is a probable and relevant event that would be a material event to investors in accordance with S-X Section 11-01(a)8.

Executive Compensation, page 104

2.

We note your response to prior comment 17 regarding your prospective executive compensation plans after the merger and appointment of new executive officers. Please include your response in your registration statement and clarify whether new compensation plans and equity grants are expected to significantly increase in the near future.

The Company expects the new compensation plans and equity grants to the named executive officers to increase in the future after the adoption of the 2019 Plan. Decisions on the executive compensation program will be made by the Compensation Committee of the Company’s board of directors with input from the Company’s compensation consultant. Upon determination by the Compensation Committee regarding executive compensation, we will revise the disclosure in the Registration Statement, as appropriate.

Business of the Company

Products and Services, page 132

3.

Please refer to prior comment 18. It appears that your balance of receivables is higher than what might be expected given your payment terms. Please explain and revise your Liquidity and Capital Resources discussion to address this trend. Also, address any possible seasonality or collectability trends that may impact your balance of receivables. Refer to Item 303(a)(1) of Regulation S-K and Section IV of Release No. 33-8350.

We have revised the disclosure on page 153 of Amendment No. 2 as requested.

Securities and Exchange Commission

August 12, 2019

The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 144

4.

Please refer to our prior comment 19. As requested, please provide the number of customers at December 31, 2018 or explain why you believe this information is not necessary. Please also provide more detail as to why you do not have interim period customer retention rates for 2018 considering Kroll Ontrack had been a part of your operations for the entire fiscal year during both 2018 and 2017. Also, revise to clarify why you are not providing retention information for periods prior to fiscal 2018. Lastly, tell us whether you use any other measures to monitor and assess your results of operations and if so, revise to include a quantified discussion of such measures. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Given the variability in the number and size of litigation matters at any given point in time, the Company does not believe that there is a direct correlation between the number of customers and amount of revenue. For example, there are times where the Company has a large number of customers that yield a small amount of revenue, while at other times a single customer can have up to a 2% to 3% impact on revenue. However, for the years ended December 31, 2016, 2017 and 2018, no single client accounted for more than 5% of the Company’s revenues.

The Company respectfully submits that due to limitations related to the data that is available for the acquisition of Kroll Ontrack, a business carved out from Corporate Risk Holdings, LLC, in December 2016, the Company does not have the data with the level of detail necessary in order to calculate its retention rate for the interim periods prior to the first quarter of 2019. Although Kroll Ontrack was part of the Company’s operations for the years ended December 31, 2017 and 2018, the calculation requires 2017 data that had not been standardized into consistent formats by the Company until 2018. As a result, the Company is not able to calculate the retention rate for interim periods prior to the first quarter of 2019. Therefore, we have revised the disclosure on pages 129, 137, 138 and 144 of Amendment No. 2 in order to remove the customer retention rate information.

As discussed in the Registration Statement, the Company regularly reviews revenue and Adjusted EBITDA metrics to measure and monitor the business. However, due to the variability of the services the Company provides and the variability in the number, size and complexity of litigation matters, the Company does not currently utilize any other metrics to monitor and assess its operations.

Securities and Exchange Commission

August 12, 2019

Unlevered Free Cash Flow and Levered Free Cash Flow, page 146

5.

Please tell us why you derive your non-GAAP measures of unlevered and levered free cash flow, which are liquidity measures and reconciled to operating cash flow, from your non-GAAP measure of Adjusted EBITDA, which is a performance measure reconciled to net income. In this regard, liquidity measures are normally derived from cash flows from operations, not net income. Please revise your disclosure to discuss how these measures compare to the nearest GAAP measure, operating cash flows.

We have revised the disclosure on pages 21, 145, 146, 148, 150 and 153 of Amendment No. 2 in order to remove all references to unlevered free cash flow and levered free cash flow.

Adjusted EBITDA and Leveraged Free Cash Flow Reconciliation, page 149

6.	Please refer to prior comment 21 and address the following:

•

Your reconciliation of levered and unlevered free cash flow appears to include adjustments for charges or liabilities that will require cash settlement, such as cash paid for taxes and interest. As these adjustments are prohibited pursuant to Item 10(e)(1)(ii)(A) of Regulation S-K, please remove them.

•

You disclose that the purpose of the measure is to reflect the cash (if any) that is available, after purchases of property and equipment and cash taxes, for investment in your business and to make acquisitions. Absent the prohibited adjustment for cash taxes as noted above this definition is consistent with the typical definition of free cash flow. Thus, consider revising your measure to better reflect its stated purpose. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

•

To highlight the difference between operating cash flow and your non-GAAP liquidity measures of levered and unlevered free cash flow, revise to reconcile such measure from operating cash flows to the related non-GAAP measure.

We have revised the disclosure on pages 21, 145, 146, 148, 150 and 153 of Amendment No. 2 in order to remove all references to unlevered free cash flow and levered free cash flow.

7.

We note your response to prior comment 22. Please explain further how you determined that the sign on bonuses and non-recoverable draws were non-recurring hiring or retention bonuses. Tell us whether the value for either of these was based on sales performance subsequent to hiring and whether these costs are standard for your industry or geographic location and clarify whether similar costs could potentially be incurred should you need to replace one of these sales people.

Securities and Exchange Commission

August 12, 2019

The sign on bonuses and non-recoverable draws were non-recurring, as the costs associated with hiring the sales people were unique in the Company’s experience. The Company has not incurred similar costs in the past nor does the Company plan to undertake similar costs going forward. The value of sign on bonuses and non-recoverable draws is not based on sales performance subsequent to hiring. Likewise, the value is not standard for the Company’s industry or geographic location and similar costs will not be incurred if the Company needed to replace one or more of these sales people in the future.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jonathan J. Ledecky